Exhibit 21.1

Cars.com Inc. Subsidiary List

Entity	State/Province of Incorporation/Formation
Accu-Trade, LLC	Delaware
Cars.com, LLC	Delaware
CreditIQ, LLC	Delaware
Dealer Inspire Inc.	Delaware
Dealer Inspire Solutions Canada Inc.	British Columbia
DealerRater Canada, LLC	Delaware
DealerRater.com, LLC	Delaware
Galves Market Data, LLC	Delaware